UNITED STATES                         OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       OMB Number:           3235-0058
                Washington, D.C. 20549         Expires:           May 31, 1997
                                               Estimated average burden
                                               hours per response . . . . 2.50
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                  FORM 12b-25                         SEC FILE NUMBER
                                                          000-02290
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           NOTIFICATION OF LATE FILING                  CUSIP NUMBER

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(Check One): [X] Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR

For Period Ended:
                       December 31, 1999
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[ ] Transition Report on Form 10-K           [ ] Transition  Report on Form 20-F
[ ] Transition Report on Form 11-K           [ ] Transition  Report on Form 10-Q
[ ] Transition  Report on Form N-SAR

For the Transition Period Ended:  ________________________________

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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   EFFICIENCY LODGE, INC.
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Full Name of Registrant

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Former Name if Applicable

   5342 OLD FLOYD ROAD, P.O. BOX 635
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Address of Principal Executive Office (Street and Number)

    MABLETON, GEORGIA  30126
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition  report on
    |       Form 10-K, Form 20-F, 11-K or Form N-SAR,  or  portion thereof, will
[X] |       be  filed  on  or  before  the  fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly  report or  transition
    |       report on Form 10-Q, or portion  thereof  will be filed on or before
    |       the fifteenth calendar day following  the prescribed  due  date; and
    |
    | (c)   The   accountant's  statement  or  other exhibit  required  by  Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant's audit has taken longer than anticipated and has prevented Registrant from completing the preparation of its 10-KSB Report and its EDGAR filing. The reasons causing the Registrant to be unable to file timely could not be eliminated without unreasonable effort or expense. The subject Annual Report will be filed no later than the fifteenth calendar day following the prescribed due date.



                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                           SEC 1344 (6/94)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Dennis J. Stockwell              404                 815-6106
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              (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes /__/ No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes /__/ No


     Net earnings for this fiscal year are anticipated to show an approximate two-fold increase over last fiscal year due to the write off last fiscal year of certain loan closing costs in the approximate amount of $322,000.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              EFFICIENCY LODGE, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   March 29, 2000                   By: /s/ W. Ray Barnes
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                                                 President




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------ATTENTION--------------------------------------
|  Intentional misstatements or omissions of fact constitute Federal Criminal  |
|  Violations (See 18 U.S.C. 1001).                                            |
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